Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement
dated October 14, 2014 and
Registration Statement No. 333-192094

Yuma Energy, Inc.

PRICING TERM SHEET

9.25% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference: $25.00 Per Share)

October 16, 2014

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Yuma Energy, Inc. (the “Company”), with the Securities and Exchange Commission (“SEC”) on October 14, 2014 and the Company’s Registration Statement (File No. 333-192094). This issuer free writing prospectus updates and supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith.

Issuer:	Yuma Energy, Inc.

Security:	9.25% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)

Offering Size:	477,273 shares

Over-allotment Option:	Up to 71,590 shares

Maturity:	Perpetual

Trade Date:	October 16, 2014

Expected Settlement Date:	October 23, 2014 (T+5)

Public Offering Price:	$22.00 per share; $10,500,006 total (assuming the overallotment option is not exercised)

Underwriting Discount:	$1.21 per share, or an aggregate of approximately $577,500 (assuming the overallotment option is not exercised)

Net Proceeds to the Company, before expenses:	$20.79 per share, or an aggregate of approximately $9,922,505 (assuming the overallotment option is not exercised)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:	9.25% per annum of the $25.00 liquidation preference per share (equivalent to $2.3125 per annum per share)

Penalty Dividend Rate:	11.25% per annum of the $25.00 liquidation preference per share (equivalent to $2.8125 per annum per share)

Dividend Payment Dates:	Monthly on the first day of each month, commencing December 1, 2014

Optional Redemption:
On and after October 23, 2017, the Company may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends up to, but excluding, the date fixed for redemption.

Special Optional Redemption:
Optional redemption by the Company upon a change in control, in whole or in part, for $25.00 per share, plus accrued but unpaid dividends (this right, together with the right to redeem under the “Optional Redemption” above, is the “Redemption Right”). The circumstances that will constitute a “change of control” will be as set forth in the documents governing the Series A Preferred Stock.

Conversion Rights:
Upon the occurrence of a change of control, each holder of Series A Preferred Stock will have the right, subject to the Company’s right to exercise the Redemption Right, prior to the Change of Control Conversion Date to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock equal to the lesser of:

● the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date (as defined in the preliminary prospectus supplement) and prior to the corresponding dividend payment date (as defined in the preliminary prospectus supplement) for the Series A Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price; and

● 14.12 (the “Share Cap”), subject to adjustments to the Share Cap for any splits, subdivisions or combinations of our common stock;

In each case, on the terms and subject to the conditions described in the preliminary prospectus supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the preliminary prospectus supplement.

Joint Book-Running Managers:	MLV & Co. LLC
Euro Pacific Capital Northland Capital Markets

Co-Manager:	Ladenburg Thalmann

CUSIP/ISIN:	98872E 207 / US98872E2072

Ticker/Exchange:	Anticipated to be “YUMAprA” / NYSE MKT

REVISED CAPITALIZATION DISCLOSURE

The following table sets forth consolidated capitalization of the Company as of June 30, 2014:

●	on a pro forma basis giving effect to the merger (1); and

●
on an adjusted basis to give effect to the designation and classification of 1,400,000 shares, and the issuance and sale of 477,273 shares, of our Series A Preferred Stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This table below does not give effect to the issuance and sale by us of additional shares of Series A Preferred Stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option.

You should read this table in conjunction with “Use of Proceeds” and “Description of the Series A Preferred Stock” in the preliminary prospectus supplement, and our financial statements and the related notes incorporated by reference into the preliminary prospectus supplement.

	As of June 30, 2014
	Pro Forma (1)	As Adjusted

	(Unaudited) ($ in thousands)
Cash and cash equivalents	$10,588	$10,588
Debt:
Credit facility	24,775	14,977

Stockholders’ equity:
Preferred Stock, no par value; 10,000,000 shares authorized
Series A Preferred Stock offered hereby; on an actual basis: no shares issued and outstanding; as adjusted for this offering: 1,400,000 shares authorized; 477,273 shares issued and outstanding at 9.25% annual cumulative dividend paid monthly with a $25.00 per share liquidation preference	-	9,798	(2)
Common stock, no par value; 300,000,000 shares authorized; 71,224,786 shares issued and outstanding	-	-
Capital in excess of par value of common stock	133,199	133,199
Accumulated other comprehensive income	41	41
Accumulated deficit	(76,133)	(76,133)
Total stockholders’ equity	57,107	66,905
Total capitalization	$81,882	$81,882

(1)	Yuma Pro Forma Combined, which utilizes figures from the Company’s Current Report on Form 8-K/A filed with the SEC on September 22, 2014.

(2)	Computed as 477,273 shares of Series A Preferred Stock at $22.00 per share less the underwriting discount and underwriters’ expenses of $125,000.

Capitalized terms not defined in this pricing term sheet have the meanings given to such terms in the preliminary prospectus supplement, dated October 14, 2014.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and related prospectus supplements and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the prospectus and accompanying preliminary prospectus supplement relating to these securities may be obtained for free by visiting the SEC’s website at www.sec.gov or by written request to Yuma Energy, Inc., 1177 West Loop South, Suite 1825, Houston, TX 77027. Alternatively, you may obtain these documents by contacting the underwriters at MLV & Co. LLC, 1251 Avenue of the Americas, New York, NY 10020; Attention: Randy Billhardt, Email: rbillhardt@mlvco.com; Telephone: 888-344-2272.